SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

A-MARK PRECIOUS METALS, INC.
_____________________________________________________________________________
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

_____________________________________________________________________________
(Title of Class of Securities)

00181T 107
_____________________________________________________________________________
(CUSIP NUMBER)

Jeffrey D. Benjamin

c/o A-Mark Precious Metals, Inc.

2121 Rosecrans Ave. Suite 6300,

El Segundo, CA 90245

(310) 587-1477

_____________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 16, 2021
_____________________________________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐.

_____________________________________________________________________________

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

_____________________________________________________________________________

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 00181T107	13D

1		NAME OF REPORTING PERSONS Jeffrey D. Benjamin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 861,245
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 861,245
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 861,245
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14		TYPE OF REPORTING PERSON IN

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (the “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on, March 21, 2014 (the “Schedule 13D”), and Amendment No. 1 to Schedule 13D filed March 25, 2014.  Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D and Amendment No. 1.

Item 1.	Security and Issuer

This Amendment relates to the common stock, par value $0.01 per share (the “Common Stock”), of A-Mark Precious Metals, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 2121 Rosecrans Ave., Suite 6300, El Segundo, CA 90245.

Item 2.	Identity and Background

(a)This Statement is being filed by Jeffrey D. Benjamin (the “Reporting Person”).

    (b)The address of the Reporting Person is c/o A-Mark Precious Metals, Inc., 2121 Rosecrans Ave., Suite 6300, El Segundo, CA 90245.

Items 2(c), (d), (e) and (f) as set forth in the Schedule 13D are incorporated herein by reference.

Item 3.	Source and Amount of Funds

Item 3 as set forth in the Schedule 13D and the information in Item 5 of this Amendment are incorporated herein by reference.

Item 4.	Purpose of the Transaction

Item 4 as set forth in the Schedule 13D and the information in Item 5 of this Amendment are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a), (b) and (c):  Percentages of the outstanding class of Common Stock set forth on the Cover Page and in this Item 5 are based on 11,136,233 shares of Common Stock outstanding at May 6, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 14, 2021.  That Form 10-Q reported a substantial increase in the number of shares outstanding, which has resulted in a decrease in the percentage of the outstanding class beneficially owned by the Reporting Person.

At May 14, 2021 and July 16, 2021, the Reporting Person had beneficial ownership of 861,245 shares of Common Stock, 7.7% of the outstanding class.  This total includes 741,389 shares over which the Reporting Person is reporting sole voting and sole dispositive power.  However, of these shares, 250,000 are held in a family trust for the benefit of the Reporting Person's spouse and children.  Neither the Reporting Person nor his spouse is the trustee of such trust.  The Reporting Person disclaims beneficial ownership of the shares held in the trust, and the filing of this report is not an admission that the Reporting Person is the beneficial owner of those shares for purposes of Section 13(d) or for any other purpose.  The Reporting Person’s beneficial ownership includes 119,856 shares of Common Stock that he has the currently exercisable right to acquire pursuant to stock options (with sole voting and dispositive power over any acquired shares).  These stock options were granted by the Issuer for compensatory purposes.  The reporting person was granted 3,181 restricted stock units (the “RSUs”) by the Issuer on April 29, 2021, as compensation for services as a director of the Issuer.  The RSUs have a stated vesting date of April 29, 2022, subject to accelerated vesting in specified circumstances.  The RSUs are not included in the beneficial ownership of shares reported herein.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Information regarding stock options and RSUs held by the Reporting Person, as set forth in Item 5 above, is incorporated by reference into this Item.

Item 7.	Material to be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 16, 2021

Jeffrey D. Benjamin